EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the common stock and certain provisions of the Articles of Incorporation, as amended (the “Articles”), and Amended and Restated By-laws (the “By-laws”) of Continental Materials Corporation (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Articles and the By-laws, each of which have been filed with the Securities and Exchange Commission.

Description of Common Stock

General

The authorized capital stock of the Company consists of 3,000,000 shares of common stock, par value $0.25 per share (“common stock”), and 400,000 shares of preferred stock, par value $0.50 per share (“preferred stock”). The common stock is listed on the NYSE American stock exchange under the symbol “CUO”. No shares of preferred stock have been issued or designated by the Company.

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one vote on each matter submitted for approval to the stockholders at a meeting or by written consent, including the election of directors. Holders of common stock are not entitled to cumulative voting of their shares in elections of directors. The affirmative vote of at least 66 2/3% of the capital stock of the Company issued and outstanding and entitled to vote is required to approve certain merger and sale transactions involving the Company, and to amend certain provisions of the Articles.

Classification of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is divided into three classes designated as Class I, Class II and Class III, respectively, as nearly equal in number as possible. One class of directors is elected for a three-year term at each annual meeting of stockholders. A full term for a director shall consist of three full years.

Dividend Rights

Subject to applicable law and the By-laws, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available to pay dividends.

No Preemptive or Similar Rights

Holders of common stock have no preemptive rights to subscribe for, purchase or otherwise acquire any securities of the Company, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Liquidation Rights

There are no express liquidation rights under the Articles.

Certain Articles and By-laws Provisions

Number of Directors. The Articles and the By-laws provide that the Board of Directors shall consist of nine members, unless a different number is set forth in the By-laws, which number may not be less than three.

Special Meetings. The By-laws provide that special meetings of stockholders may be called by the President or by resolution of the Board of Directors, or by the President or Secretary at the written request of stockholders owning a majority in the amount of the entire capital stock of the Company issued and outstanding and entitled to vote.

Blank Check Preferred. The Articles provides for 400,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise. To the extent the Board of Directors causes shares of preferred stock to be issued, the voting or other rights of a potential acquirer might be diluted. The Board of Directors has the authority to issue shares of preferred stock without any action by stockholders. Any such issuance may have the effect of delaying, deterring or preventing a change of control of the Company.

Limitations on Directors’ Liability.  Section 145 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Article TENTH, Section 2 of the Articles provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by the DGCL.

Pursuant to Section 102(b)(7) of the DGCL, Article TENTH, Section 1 of the Articles states that to the fullest extent permitted by the DGCL, directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.